UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of April 2013

(Commission File Number 333-155319)

PETROBRAS ARGENTINA S.A.

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, 22 S.S. Floor

(C1084ABA) Buenos Aires

Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐         No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes  ☐        No  ☒

PRESS RELEASE

Buenos Aires, Argentina, April 29, 2013. The management of Petrobras Argentina S.A. (“Petrobras Argentina”) announced that Petrobras Argentina filed today its annual report on Form 20-F for the fiscal year ended December 31, 2012 (the “2012 Annual Report”) with the U.S. Securities and Exchange Commission (the “SEC”). The 2012 Annual Report can be accessed by visiting either the SEC’s website at www.sec.gov or Petrobras Argentina’s website at www.petrobras.com.ar. In addition, shareholders may receive a hard copy of Petrobras Argentina’s complete financial statements free of charge by requesting a copy within a reasonable period of time from Alberto Jankowski in Petrobras Argentina’s Investor Relations Office by telephone: +(54-11) 4344-6244 or email: alberto.jankowski@petrobras.com.

Any further information or questions regarding the 2012 Annual Report may be obtained by contacting Claudio Martín (claudio.martin@petrobras.com) or Diego Gully (diego.gully@petrobras.com).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2013

PETROBRAS ARGENTINA S.A.

By:	/s/ Daniel Casal	By:	/s/ Luis M. Sas
Name:	Daniel Casal	Name:	Luis M. Sas
Title:	Attorney	Title:	Attorney